Mail Stop 4561

August 7, 2008

Mr. Mark L. Kleifges
Chief Financial Officer
Hospitality Properties Trust
400 Centre Street
Newton, MA 02458

> **Re: Hospitality Properties Trust**
> **Form 10-K for the year ended December 31, 2007**
> **File No. 1-11527**

Dear Mr. Kleifges:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Robert Telewicz
Senior Staff Accountant